UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Greenwich Capital Acceptance, Inc.
(Exact Name of Registrant as Specified in Charter)

0000826219
(Registrant CIK Number)

Form 8-K for August 25, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-104153
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GREENWICH CAPITAL ACCEPTANCE, INC.,

By: 
Name: Shakti Radhakishun
Title: Vice President

Dated: August 25, 2003

Exhibit Index

IN ACCORDANCE WITH RULE 311H OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

THORNBURG MORTGAGE SECURITIES TRUST 2003-4

Mortgage-Backed Notes, Series 2003-4

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Preliminary Term Sheet ***Date Prepared: August 14, 2003***

Thornburg Mortgage Securities Trust 2003-4

[$42,000,000] Class A-2 Notes (Approximate, Subject to Final Collateral)
Publicly Offered Notes
Adjustable Rate Residential Mortgage Loans

Class	Principal Balance [(1)]	WAL (Yrs) Call/Maturity [(2)]	Pymt Window (Mths) Call/Maturity [(2)]	Note Interest Rates	Tranche Type	Expected Ratings Moody's / S&P
A-1	[$1,316,000,000]	2.78/3.38	1-67/1-227	Floater [(3)]	Senior	Aaa/AAA
A-2	[$42,000,000]	2.78/3.38	1-67/1-227	Floater [(3)]	Senior Mezzanine	NR/AAA
M-1	[$28,000,000]	Information Not Provided Herein			Subordinate	NR/AA
M-2	[$14,000,000]				Subordinate	NR/A
Total	**[$1,400,000,000]**					

(1) Class sizes are subject to final collateral and rating agency approval and are subject to a +/-10% variance.

(2) The WAL and Payment Windows for the Notes are shown to the Optional Call Date (as described herein) and to maturity.

(3) The Class A-1 and Class A-2 Notes will accrue interest at a rate equal to One-Month LIBOR plus the related margin (which margin doubles after the Optional Call Date), subject to the lesser of (i) the Net WAC Rate and (ii) [11.50]%.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Seller: Thornburg Mortgage Home Loans, Inc.

Depositor: Greenwich Capital Acceptance, Inc.

Underwriter: Greenwich Capital Markets, Inc.

Master Servicer: [Wells Fargo Bank Minnesota, National Association.]

Indenture Trustee /Custodian/Administrator: [Deutsche Bank National Trust Company.]

Owner Trustee: [Wilmington Trust Company.]

Rating Agencies: Moody's and S&P will rate the Class A-1 Notes. S&P will rate the Class A-2, Class M-1 and Class M-2 Notes. It is expected that the Notes will be assigned the credit ratings on page 1 of this Preliminary Term Sheet.

Cut-off Date: August 1, 2003.

Statistical Cut-off Date: Various.

Closing Date: On or about August [28], 2003.

Payment Dates: The 25th day of each month (or if not a business day, the next succeeding business day), commencing in September 2003.

Notes: The "***Senior Notes***" will consist of the Class A-1 and Class A-2 Notes. The "***Subordinate Notes***" will consist of the Class M-1 and Class M-2 Notes. The Senior Notes and the Subordinate Notes are collectively referred to herein as the "***Offered Notes***". The Offered Notes are being offered publicly.

Registration: The Offered Notes will be made available in book-entry form through DTC, and upon request only, through Clearstream, Luxembourg and Euroclear system.

Federal Tax Treatment: It is anticipated that the Class A Notes will be characterized as indebtedness, and the Trust will not be treated as an association (or publicly traded partnership) taxable as a corporation for federal income tax purposes.

ERISA Eligibility: Subject to certain prohibited transactions, the Notes are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of any of the Notes could give rise to a transaction prohibited or not otherwise permissible under ERISA or other similar laws.

SMMEA Treatment: The Class A Notes and the Class M-1 Notes are expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Securities Purchase Rights: [The Seller] will have the option of purchasing the Offered Notes at a purchase price equal to their current principal amount plus accrued interest once the aggregate principal balance of the Mortgage Loans is equal to 20% or less of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Optional Call Date***").

Clean-Up Call: The terms of the transaction allow for a termination of the trust and retirement of the Notes once the aggregate principal balance of the Mortgage Loans is equal to 10% or less of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Clean-Up Call Date***").

Pricing Prepayment Speed:	The Notes will be priced to a prepayment speed of [25]% CPR.
Accrual Period:	The Accrual Period for the Notes will be the period from the 25th day of the calendar month preceding the related Payment Date (or, in the case of the first Payment Date, the Closing Date) up to and including the 24th day of the calendar month of the related Payment Date (on a 30/360 basis).
Mortgage Loans:	As of the Cut-off Date, the aggregate principal balance of the mortgage loans described herein is expected to be approximately $1,300,000,000 (the "Mortgage Loans"), reflecting the addition of approximately $380,011,685 of mortgage loans with characteristics similar to those of the mortgage loans described herein (the "Statistical Mortgage Loans"). The Mortgage Loans either adjust their rate based on various indices (the "Adjustable Rate Mortgage Loans") or are adjustable rate mortgage loans with initial rate adjustments generally occurring approximately three, five, seven or ten years after the date of origination of such mortgage loan, and thereafter adjust their rate based on various indices ("Hybrid ARMs"). Approximately 87.25% of the Mortgage Loans are required to make payments of interest only for up to the first 120 months following origination. After such interest only period, such Mortgage Loans are scheduled to amortize over the remaining term of the loan. See the attached collateral descriptions for additional information on the Statistical Mortgage Loans.
Note Interest Rate:	The ***"Note Interest Rate"*** for each Class of Notes will be equal to LIBOR, plus the related margin, subject to the lesser of (i) the Net WAC Rate and (ii) [11.50]%.
Net WAC Rate:	The ***"Net WAC Rate"*** for the Mortgage Loans is the weighted average of the Net Mortgage Rates. The ***"Net Mortgage Rate"*** with respect to each Mortgage Loan is equal to the loan rate less the related servicing fee and trust expense fee rate.
Carryover Shortfall Amount:	If on any Payment Date, the Note Interest Rate of the Class A and/or the Subordinate is subject to the Net WAC Rate, such Notes become entitled to payment of an amount equal to the sum of (i) the excess of (a) interest accrued at the respective Note Interest Rate (without giving effect to the Net WAC Rate, but only up to the cap strike price) over (b) the amount of interest received on such Notes based on the Net WAC Rate, plus (ii) the unpaid portion of any such excess from previous Payment Dates (and any interest thereon at the then applicable Note Interest Rate without giving effect to the Net WAC Rate, but only up to the cap strike price) (together, the "***Carryover Shortfall Amount***").
Yield Maintenance Agreement:	On behalf of the Class A and Subordinate Notes, various interest rate cap contracts (the "***Yield Maintenance Agreement***") will be entered into between the trust and the cap counterparty. On any Payment Date, the proceeds of each Yield Maintenance Agreements will equal the product of (i) the Yield Maintenance Agreement notional balance for such Payment Date and (ii) 1/12 of the excess, if any, of one month LIBOR (but in no event greater than [12.00]%) over the cap strike price (the "***Yield Maintenance Amount***"). For any Payment Date on or prior to [April 2013], the proceeds from the Yield Maintenance Agreement to benefit the Notes will be determined on a notional balance equal to the lesser of (i) the principal balance of the Notes and (ii) the aggregate notional balance of the various Yield Maintenance Agreements, in each case, as of such Payment Date. The last payment, if any, under the Yield Maintenance Agreement will be on the Payment Date in [April 2013].
Credit Enhancement:	Credit enhancement consists of the following: 1. Excess Cashflow; 2. Overcollateralization Amount; and 3. Subordination.

Excess Cashflow: The ***"Excess Cashflow"*** for any Payment Date will be equal to the available funds remaining after priorities 1) and 3) under "Priority of Distributions."

Overcollateralization Amount: The "***Overcollateralization Amount***" is equal to the excess of the aggregate principal balance of the Mortgage Loans over the aggregate principal balance of the Notes. On the Closing Date, the Overcollateralization Amount will be equal 0% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralization Amount is reduced below the Required Overcollateralization Target, Excess Interest will be directed to build the Overcollateralization Amount until the Required Overcollateralization Target is reached.

Required Overcollateralization Amount: On any Payment Date, the "***Required Overcollateralization Amount***" is equal to [0.25]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Allocation of Realized Losses: If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Any realized losses on the Mortgage Loans will be allocated as follows: *first*, by the Excess Cashflow, and *second,* by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in the following order: *first* to the Class M-2 Notes, *second,* to the Class M-1 Notes, and *third*, to the Class A-2 Notes.

Priority of Distributions: Available funds from the Mortgage Loans and Yield Maintenance Agreement will be distributed as follows:

1. Net interest funds: *first*, concurrently, monthly interest plus any previously unpaid interest to the Class A-1 and Class A-2 Notes; *second*, monthly interest to the Class M-1 Notes; *third*, monthly interest to the Class M-2 Notes;
2. Any proceeds from the Yield Maintenance Agreement will be distributed, as interest, in the following order of priority: first, concurrently, to the Class A-1 and Class A-2 Notes, second, to the Class M-1 Notes and third, to the Class M-2 Notes;
3. Principal Distributable Amount (as described herein), pro-rata (by beginning principal balance) in the following order of priority: (i) concurrently, pro-rata (by beginning principal balance), to the Class A-1 and Class A-2 Notes, (ii) Class M-1 and (iii) Class M-2 Notes;
4. Excess Cashflow: as follows: pro-rata (by beginning principal balance of the Notes) as principal to the Notes to replenish or maintain the Required Overcollateralization Amount then, concurrently, any unpaid interest on the Class A-1 and Class A-2 Notes, then any previously unpaid interest to the Class M-1 Notes, then any previously unpaid interest to the Class M-2 Notes, then any unpaid applied Realized Loss amount to the Class A-2 Notes, then any unpaid applied Realized Loss Amount to the Class M-1 Notes, and then any previously unpaid applied Realized Loss amount to the Class M-2 Notes;
5. Any remaining Excess Cashflow will be distributed to pay any related Carryover Shortfall Amount remaining unpaid after distributions in (4) above as follows: first, concurrently, to the Class A-1 and Class A-2 Notes, then to the Class M-1 Notes and then to the Class M-3 Notes;
6. Any remaining Excess Cashflow or remaining proceeds from the Yield Maintenance Agreement, to the holders of the non-offered classes of certificates as further described in the operative documents.

Principal Distributable Amount:

The Notes will be entitled to receive payments of principal concurrently on a pro-rata basis (by beginning principal balance): to the Class A Notes, such that the Class A Notes will have at least [3.25]% credit enhancement, to the Class M-1 Notes such that the Class M-1 Notes will have at least [1.25]% credit enhancement and to the Class M-2 Notes such that the Class M-2 Notes will have at least [0.25]% credit enhancement.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication which supersede these Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Yield Tables

Class A-1 Notes to Optional Call Date

Flat Price	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
100-00						
WAL (yr)	6.90	4.78	3.54	2.78	2.25	1.58
MDUR (yr)	6.39	4.52	3.39	2.68	2.18	1.55
First Prin Pay	09/25/03	09/25/03	09/25/03	09/25/03	09/25/03	09/25/03
Last Prin Pay	11/25/16	02/25/13	09/25/10	03/25/09	02/25/08	10/25/06

Class A-1 Notes to Maturity

Flat Price	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
100-00						
WAL (yr)	7.92	5.66	4.28	3.38	2.76	1.95
MDUR (yr)	7.19	5.25	4.03	3.22	2.64	1.88
First Prin Pay	09/25/03	09/25/03	09/25/03	09/25/03	09/25/03	09/25/03
Last Prin Pay	08/25/32	04/25/30	05/25/26	07/25/22	06/25/19	02/25/15

Class A-2 Notes to Optional Call Date

Flat Price	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
100-00						
WAL (yr)	6.90	4.78	3.54	2.78	2.25	1.58
MDUR (yr)	6.39	4.52	3.39	2.68	2.18	1.55
First Prin Pay	09/25/03	09/25/03	09/25/03	09/25/03	09/25/03	09/25/03
Last Prin Pay	11/25/16	02/25/13	09/25/10	03/25/09	02/25/08	10/25/06

Class A-2 Notes to Maturity

Flat Price	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
100-00						
WAL (yr)	7.92	5.66	4.28	3.38	2.76	1.95
MDUR (yr)	7.19	5.25	4.03	3.22	2.64	1.88
First Prin Pay	09/25/03	09/25/03	09/25/03	09/25/03	09/25/03	09/25/03
Last Prin Pay	08/25/32	04/25/30	05/25/26	07/25/22	06/25/19	02/25/15

Statistical Mortgage Loans
As of the Statistical Cut-off Date

Total Current Balance	1,019,988,315				
Total Original Balance	1,023,771,437				
Number Of Loans	2,242				
			Minimum	**Maximum**	
Average Current Balance	$454,945.72		$37,200.00	$6,400,000.00	
Average Original Loan Amount	$456,633.11		$37,200.00	$6,400,000.00	
Weighted Average Gross Coupon	4.439	%	2.125	6.375	%
Weighted Average Gross Margin	2.078	%	1.000	2.750	%
Weighted Average Maximum Interest Rate	10.149	%	7.250	15.375	%
Weighted Average Minimum Interest Rate	2.067	%	0.000	3.000	%
Weighted Average Periodic Rate Cap	1.763	%	0.000	2.400	%
Weighted Average First Rate Cap	4.577	%	0.000	7.000	%
Weighted Average Original LTV	65.41	%	4.68	103.17	%
Weighted Average Effective LTV	65.47	%	0.00	95.00	%
Weighted Average FICO Score	739		0	831	
Weighted Average Original Term	361	months	120	480	months
Weighted Average Remaining Term	359	months	120	480	months
Weighted Average Seasoning	2	months	0	41	months
Weighted Average Next Rate Reset	52	months	1	120	months
Weighted Average Rate Adjustment Freq	9	months	1	12	months
Weighted Average First Rate Adjustment Freq	53	months	1	120	months
Weighted Average Prepay Original Term	41	months	0	60	months
Weighted Average Prepay Remaining Term	41	months	0	60	months
Weighted Average IO Original Term	99	months	0	120	months
Weighted Average IO Remaining Term	97	months	0	120	months
Top State Concentrations ($)	31.82 % California, 7.96 % New York, 6.75 % Georgia				
Maximum Zip Code Concentration ($)	1.32 % 90077				
Note Date			Nov 30, 1999	Jul 07, 2003	
First Pay Date			Jan 01, 2000	Sep 01, 2003	
Rate Chg Date			Jun 01, 2003	Aug 01, 2013	
Mature Date			Jun 01, 2013	Jul 01, 2043	

Current Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
37,200- 100,000	123	$9,559,567.30	0.94%
100,001- 200,000	477	72,197,375.49	7.08
200,001- 300,000	343	85,393,978.70	8.37
300,001- 400,000	371	132,013,951.49	12.94
400,001- 500,000	262	118,393,805.41	11.61
500,001- 600,000	180	98,995,803.95	9.71
600,001- 700,000	139	90,354,234.20	8.86
700,001- 800,000	82	61,852,327.42	6.06
800,001- 900,000	46	39,462,400.14	3.87
900,001- 1,000,000	79	77,484,768.80	7.60
1,000,001- 1,100,000	22	23,790,976.81	2.33
1,100,001- 1,200,000	12	13,765,750.00	1.35
1,200,001- 1,300,000	20	25,172,999.98	2.47
1,300,001- 1,400,000	8	10,785,500.00	1.06
1,400,001- 1,500,000	10	14,839,750.00	1.45
1,500,001- 1,600,000	14	21,879,500.00	2.15
1,600,001- 1,700,000	12	19,962,187.43	1.96
1,700,001- 1,800,000	7	12,422,060.27	1.22
1,800,001- 1,900,000	3	5,602,877.86	0.55
1,900,001- 2,000,000	15	29,722,500.00	2.91
2,000,001- 2,100,000	2	4,111,000.00	0.40
2,100,001- 2,200,000	1	2,200,000.00	0.22
2,300,001- 2,400,000	1	2,375,000.00	0.23
2,400,001- 2,500,000	2	5,000,000.00	0.49
2,500,001- 2,600,000	1	2,600,000.00	0.25
2,700,001- 2,800,000	1	2,750,000.00	0.27
2,900,001- 3,000,000	2	6,000,000.00	0.59
3,100,001- 3,200,000	1	3,200,000.00	0.31
3,400,001- 3,500,000	1	3,500,000.00	0.34
3,500,001- 3,600,000	1	3,600,000.00	0.35
3,700,001- 3,800,000	1	3,750,000.00	0.37
4,800,001- 4,900,000	1	4,850,000.00	0.48
>5,000,000	2	12,400,000.00	1.22
Total	2,242	$1,019,988,315.25	100.00%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Original Term (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
120	1	$848,602.83	0.08%
180	1	171,637.41	0.02
300	6	2,031,620.65	0.20
335	1	115,494.20	0.01
352	1	428,000.00	0.04
354	1	558,442.59	0.05
360	2,218	1,007,201,678.02	98.75
480	13	8,632,839.55	0.85
Total	2,242	$1,019,988,315.25	100.00%

Remaining Term (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
120- 120	1	$848,602.83	0.08%
157- 168	1	171,637.41	0.02
289- 300	7	2,147,114.85	0.21
313- 324	3	1,260,674.56	0.12
325- 336	7	3,456,132.85	0.34
337- 348	64	30,025,928.26	2.94
349- 360	2,146	973,445,384.94	95.44
457- 468	2	802,444.24	0.08
469- 480	11	7,830,395.31	0.77
Total	2,242	$1,019,988,315.25	100.00%

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
Single Family	1,301	$634,258,864.68	62.18%
Planned Unit Development	415	188,365,815.37	18.47
Condominium	303	108,963,041.66	10.68
PUD	150	49,313,641.79	4.83
Two-Four Family	25	17,053,555.78	1.67
Cooperative	28	13,811,895.97	1.35
Multi-Family	16	7,062,500.00	0.69
Manufactured Housing	2	548,000.00	0.05
Two Story & Business	1	500,000.00	0.05
Townhouse	1	111,000.00	0.01
Total	2,242	$1,019,988,315.25	100.00%

Occupancy	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
Primary	1,916	$877,065,734.87	85.99%
Second Home	225	112,936,136.97	11.07
Investor	101	29,986,443.41	2.94
Total	2,242	$1,019,988,315.25	100.00%

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
Cash Out Refinance	978	$398,873,723.57	39.11%
Purchase	648	329,782,530.57	32.33
Rate/Term Refinance	615	291,227,061.11	28.55
Other	1	105,000.00	0.01
Total	2,242	$1,019,988,315.25	100.00%

Documentation	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
Full Documentation	1,323	$703,624,890.38	68.98%
Alternative Documentation	555	169,845,401.92	16.65
Stated Documentation	64	40,485,188.69	3.97
Streamline Documentation	107	37,768,966.93	3.70
No Ratio Documentation	95	27,683,474.53	2.71
1 Paystub 1 W-2 & Vvoe Or 1 Yr 1040	60	21,531,001.03	2.11
No Income Verification	23	14,089,662.63	1.38
1 Paystub & Vvoe	13	4,512,229.14	0.44
No Income Documentation	2	447,500.00	0.04
Total	2,242	$1,019,988,315.25	100.00%

Original LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
4.68- 5.00	1	$220,000.00	0.02%
5.01-10.00	3	1,166,000.00	0.11
10.01-15.00	6	955,000.00	0.09
15.01-20.00	14	4,911,732.13	0.48
20.01-25.00	43	15,554,942.55	1.53
25.01-30.00	42	18,864,262.00	1.85
30.01-35.00	48	26,827,196.95	2.63
35.01-40.00	74	31,300,897.54	3.07
40.01-45.00	75	37,293,265.54	3.66
45.01-50.00	100	68,571,213.01	6.72
50.01-55.00	112	57,789,659.96	5.67
55.01-60.00	116	62,112,119.47	6.09
60.01-65.00	173	94,705,105.37	9.28
65.01-70.00	226	125,754,785.27	12.33
70.01-75.00	269	129,086,053.70	12.66
75.01-80.00	778	292,521,504.18	28.68
80.01-85.00	19	8,000,063.72	0.78
85.01-90.00	49	13,340,145.04	1.31
90.01-95.00	37	11,410,518.26	1.12
95.01- 100.00	56	19,278,850.56	1.89
100.01- 103.17	1	325,000.00	0.03
Total	2,242	$1,019,988,315.25	100.00%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Effective LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
N/A	139	$101,793,239.00	9.98%
0.01- 5.00	1	220,000.00	0.02
5.01-10.00	1	107,000.00	0.01
10.01-15.00	5	2,147,500.00	0.21
15.01-20.00	11	3,171,582.13	0.31
20.01-25.00	40	14,748,852.55	1.45
25.01-30.00	30	11,062,262.00	1.08
30.01-35.00	38	16,828,207.95	1.65
35.01-40.00	68	27,198,897.54	2.67
40.01-45.00	67	30,614,265.54	3.00
45.01-50.00	94	59,438,826.54	5.83
50.01-55.00	110	55,378,659.96	5.43
55.01-60.00	115	58,344,619.47	5.72
60.01-65.00	153	79,634,355.37	7.81
65.01-70.00	286	145,235,014.99	14.24
70.01-75.00	261	123,368,128.70	12.10
75.01-80.00	746	270,244,529.18	26.49
80.01-85.00	14	5,068,458.88	0.50
85.01-90.00	38	9,966,471.79	0.98
90.01-95.00	25	5,417,443.66	0.53
Total	2,242	$1,019,988,315.25	100.00%

States	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
Alabama	19	$6,651,117.35	0.65%
Alaska	3	636,600.00	0.06
Arizona	44	12,965,810.18	1.27
Arkansas	6	3,023,285.59	0.30
California	523	324,562,286.54	31.82
Colorado	112	51,705,976.15	5.07
Connecticut	53	40,251,096.75	3.95
Delaware	7	1,788,820.00	0.18
District Of Columbia	22	11,249,308.08	1.10
Florida	165	62,749,026.22	6.15
Georgia	201	68,884,652.12	6.75
Hawaii	8	3,387,382.76	0.33
Idaho	7	3,007,337.27	0.29
Illinois	85	29,159,980.53	2.86
Indiana	10	2,321,749.00	0.23
iowa	3	364,998.85	0.04
Kansas	9	2,449,640.00	0.24
Kentucky	3	500,060.00	0.05
Louisiana	2	691,483.26	0.07
Maine	4	4,657,855.73	0.46
Maryland	34	15,753,183.30	1.54
Massachusetts	70	29,505,313.50	2.89
Michigan	33	10,375,579.83	1.02
Minnesota	37	16,201,206.25	1.59
Mississippi	1	527,000.00	0.05
Missouri	19	5,972,150.00	0.59
Montana	2	905,332.35	0.09
Nebraska	2	246,500.00	0.02
Nevada	36	9,336,292.36	0.92
New Hampshire	10	2,968,747.69	0.29
New Jersey	96	45,510,912.34	4.46
New Mexico	58	22,738,936.73	2.23
New York	129	81,206,394.13	7.96
North Carolina	49	19,296,971.20	1.89
North Dakota	1	135,561.78	0.01
Ohio	23	6,030,219.71	0.59
Oklahoma	5	969,304.00	0.10
Oregon	20	4,664,800.00	0.46
Pennsylvania	30	8,486,487.83	0.83
Rhode Island	3	1,041,000.00	0.10

(Continued)

States (Continued)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
South Carolina	43	16,368,874.21	1.60
Tennessee	34	8,139,727.28	0.80
Texas	74	31,190,909.23	3.06
Utah	8	4,776,600.00	0.47
Vermont	3	690,000.00	0.07
Virginia	80	27,536,185.09	2.70
Washington	36	14,785,275.06	1.45
West Virginia	1	200,000.00	0.02
Wisconsin	15	2,694,385.00	0.26
Wyoming	4	726,000.00	0.07
Total	2,242	$1,019,988,315.25	100.00%

Gross Coupon (%)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
2.12500-2.25000	2	$243,000.00	0.02%
2.25001-2.50000	16	8,061,627.69	0.79
2.50001-2.75000	43	19,173,040.00	1.88
2.75001-3.00000	43	25,441,767.30	2.49
3.00001-3.25000	70	32,627,782.86	3.20
3.25001-3.50000	135	64,735,269.79	6.35
3.50001-3.75000	46	22,249,107.49	2.18
3.75001-4.00000	140	69,638,375.62	6.83
4.00001-4.25000	296	110,659,306.36	10.85
4.25001-4.50000	423	177,260,030.69	17.38
4.50001-4.75000	512	216,266,176.59	21.20
4.75001-5.00000	183	102,830,330.00	10.08
5.00001-5.25000	120	58,126,129.57	5.70
5.25001-5.50000	120	58,360,336.77	5.72
5.50001-5.75000	64	37,813,905.42	3.71
5.75001-6.00000	25	14,063,371.98	1.38
6.00001-6.25000	2	1,707,150.00	0.17
6.25001-6.37500	2	731,607.12	0.07
Total	2,242	$1,019,988,315.25	100.00%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Maximum Interest Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
7.250-7.250	1	$130,000.00	0.01%
7.501-7.750	1	82,400.00	0.01
8.001-8.250	5	1,585,600.00	0.16
8.251-8.500	16	8,620,480.27	0.85
8.501-8.750	31	13,847,612.33	1.36
8.751-9.000	102	40,254,351.75	3.95
9.001-9.250	118	60,129,209.62	5.90
9.251-9.500	180	104,985,276.29	10.29
9.501-9.750	239	134,360,509.39	13.17
9.751- 10.000	176	94,941,495.54	9.31
10.001- 10.250	301	112,714,666.75	11.05
10.251- 10.500	357	125,803,994.53	12.33
10.501- 10.750	348	123,815,723.85	12.14
10.751- 11.000	335	181,574,942.16	17.80
11.001- 11.250	3	1,892,150.00	0.19
11.251- 11.500	1	380,650.93	0.04
11.751- 12.000	5	1,644,920.65	0.16
12.251- 12.500	1	350,956.19	0.03
12.501- 12.750	1	680,000.00	0.07
12.751- 13.000	13	9,453,025.00	0.93
14.001- 14.250	1	134,000.00	0.01
14.251- 14.500	4	1,215,850.00	0.12
14.751- 15.000	1	1,000,000.00	0.10
15.001- 15.250	1	194,000.00	0.02
15.251- 15.375	1	196,500.00	0.02
Total	2,242	$1,019,988,315.25	100.00%

Minimum Interest Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
N/A	872	$324,131,384.43	31.78%
0.751-1.000	2	243,000.00	0.02
1.001-1.250	19	8,334,815.76	0.82
1.251-1.500	37	18,738,000.00	1.84
1.501-1.750	32	21,075,007.73	2.07
1.751-2.000	871	431,794,470.15	42.33
2.001-2.250	132	60,727,725.93	5.95
2.251-2.500	107	67,943,702.68	6.66
2.501-2.750	154	78,929,964.57	7.74
2.751-3.000	16	8,070,244.00	0.79
Total	2,242	$1,019,988,315.25	100.00%

Gross Margin (%)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
1.000-1.000	2	$243,000.00	0.02%
1.001-1.250	19	8,334,815.76	0.82
1.251-1.500	39	19,684,000.00	1.93
1.501-1.750	47	28,636,001.73	2.81
1.751-2.000	1,611	655,814,913.62	64.30
2.001-2.250	144	69,636,575.93	6.83
2.251-2.500	225	158,356,243.64	15.53
2.501-2.750	155	79,282,764.57	7.77
Total	2,242	$1,019,988,315.25	100.00%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Product	**Number of Mortgage Loans**	**Principal Balance Outstanding as of Stat Cut-off Date**	**% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date**
5/6 Month LIBOR	778	$244,201,962.79	23.94%
5/1 Year LIBOR	325	174,813,931.73	17.14
5/1 Year CMT	231	148,421,309.39	14.55
6 Month LIBOR	213	117,521,509.89	11.52
3/1 Year LIBOR	207	85,960,163.54	8.43
7/6 Month LIBOR	135	63,698,114.97	6.24
1 Month LIBOR	91	48,443,572.43	4.75
10/1 Year CMT	30	25,183,330.15	2.47
7/1 Year CMT	54	20,395,790.64	2.00
3/6 Month LIBOR	39	20,366,734.85	2.00
10/1 Year LIBOR	26	18,195,176.86	1.78
7/1 Year LIBOR	38	17,660,141.14	1.73
3/1 Year CMT	37	14,053,341.38	1.38
5/1 Month LIBOR	14	11,335,250.00	1.11
1 Year CMT	23	8,417,985.49	0.83
10/6 Month LIBOR	1	1,320,000.00	0.13
Total	2,242	$1,019,988,315.25	100.00%

Index Code	**Number of Mortgage Loans**	**Principal Balance Outstanding as of Stat Cut-off Date**	**% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date**
6-Month LIBOR	1,165	$446,388,822.50	43.76%
1-Year LIBOR	619	305,506,898.76	29.95
1-Year CMT	353	208,313,771.56	20.42
1-Month LIBOR	105	59,778,822.43	5.86
Total	2,242	$1,019,988,315.25	100.00%

First Rate Cap (%)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
None	104	$57,578,822.43	5.65%
1.000	213	117,521,509.89	11.52
2.000	41	16,437,001.39	1.61
4.000	253	104,816,239.38	10.28
5.000	915	507,915,699.94	49.80
6.000	715	214,721,267.22	21.05
7.000	1	997,775.00	0.10
Total	2,242	$1,019,988,315.25	100.00%

Periodic Rate Cap (%)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
None	105	$59,178,822.43	5.80%
1.000	451	232,663,744.41	22.81
1.450	1	780,000.00	0.08
1.600	2	1,825,000.00	0.18
1.650	2	1,564,000.00	0.15
1.700	6	6,236,000.00	0.61
1.750	2	615,000.00	0.06
1.800	1	1,746,500.00	0.17
1.850	8	5,459,000.00	0.54
1.900	2	1,400,000.00	0.14
1.950	5	3,244,000.00	0.32
2.000	1,581	650,699,709.41	63.79
2.050	7	4,586,800.00	0.45
2.100	12	9,145,500.00	0.90
2.125	1	750,000.00	0.07
2.150	19	13,397,400.00	1.31
2.200	13	7,976,650.00	0.78
2.250	13	10,677,000.00	1.05
2.300	1	998,989.00	0.10
2.350	6	4,125,200.00	0.40
2.400	4	2,919,000.00	0.29
Total	2,242	$1,019,988,315.25	100.00%

Seasoning (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
0	1,097	$511,469,403.96	50.14%
1-12	1,072	474,824,148.77	46.55
13-24	65	29,895,832.79	2.93
25-36	6	3,162,596.99	0.31
37-41	2	636,332.74	0.06
Total	2,242	$1,019,988,315.25	100.00%

Rate Adjustment Frequency (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
1	104	$57,578,822.43	5.65%
6	1,166	447,108,322.50	43.83
12	972	515,301,170.32	50.52
Total	2,242	$1,019,988,315.25	100.00%

First Rate Adjustment Date (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
1	91	$48,443,572.43	4.75%
6	213	117,521,509.89	11.52
12	23	8,417,985.49	0.83
36	283	120,380,239.77	11.80
60	1,348	578,772,453.91	56.74
84	227	101,754,046.75	9.98
120	57	44,698,507.01	4.38
Total	2,242	$1,019,988,315.25	100.00%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Next Rate Reset (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
1-12	320	$169,693,369.64	16.64%
13-24	16	5,601,566.06	0.55
25-36	270	118,247,091.95	11.59
37-48	9	6,132,149.28	0.60
49-60	1,344	578,155,667.22	56.68
61-72	1	171,637.41	0.02
73-84	224	97,166,146.75	9.53
97- 108	1	122,179.93	0.01
109- 120	57	44,698,507.01	4.38
Total	2,242	$1,019,988,315.25	100.00%

FICO Score	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
Unknown	10	$5,616,496.31	0.55%
501- 550	4	1,083,410.00	0.11
551- 600	6	2,128,300.00	0.21
601- 650	71	28,243,705.83	2.77
651- 700	393	173,823,620.97	17.04
701- 750	687	333,076,058.54	32.65
751- 800	982	440,003,102.46	43.14
801- 831	89	36,013,621.14	3.53
Total	2,242	$1,019,988,315.25	100.00%

IO Flag	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
Fully Amortizing	319	$130,081,163.63	12.75%
Interest Only	1,923	889,907,151.62	87.25
Total	2,242	$1,019,988,315.25	100.00%

IO Original Term (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
N/A	319	$130,081,163.63	12.75%
36	25	10,265,056.54	1.01
60	775	254,252,662.29	24.93
84	136	63,875,155.43	6.26
111	1	428,000.00	0.04
114	1	558,442.59	0.05
120	985	560,527,834.77	54.95
Total	2,242	$1,019,988,315.25	100.00%

IO Remaining Term (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
N/A	319	$130,081,163.63	12.75%
0- 0	5	2,477,500.00	0.24
13-24	1	162,500.00	0.02
25-36	24	10,102,556.54	0.99
37-48	1	227,940.00	0.02
49-60	774	254,024,722.29	24.90
73-84	137	64,395,993.97	6.31
85-96	3	1,563,959.25	0.15
97- 108	40	25,014,267.30	2.45
109- 120	938	531,937,712.27	52.15
Total	2,242	$1,019,988,315.25	100.00%

Servicer	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
Thornburg Mortgage Home Loans Inc.	981	$491,288,247.13	48.17%
MSDW	710	212,426,345.43	20.83
First Republic Bank	177	140,873,994.15	13.81
Cendant	306	138,863,733.26	13.61
Colonial Nat'l Mortgage (Formerly Colonial Sav)	60	32,546,162.72	3.19
Lighthouse Community Bank	8	3,989,832.56	0.39
Total	2,242	$1,019,988,315.25	100.00%

Prepayment Original Term	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
0	2,160	$954,360,159.00	93.57%
12	23	14,397,643.49	1.41
36	24	23,434,912.19	2.30
60	35	27,795,600.57	2.73
Total	2,242	$1,019,988,315.25	100.00%

Prepay Remaining Term	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Cut-off Date	% of Aggregate Principal Balance Outstanding as of Stat Cut-off Date
0	2,161	$955,460,158.49	93.67%
7	1	312,000.00	0.03
10	3	1,434,000.00	0.14
11	10	8,435,044.00	0.83
12	8	3,116,600.00	0.31
31	1	308,960.49	0.03
32	1	200,000.00	0.02
34	5	3,595,947.00	0.35
35	9	13,373,000.00	1.31
36	8	5,957,004.70	0.58
57	1	1,200,000.00	0.12
58	4	2,048,000.00	0.20
59	14	12,355,420.57	1.21
60	16	12,192,180.00	1.20
Total	2,242	$1,019,988,315.25	100.00%

Thornburg Mortgage Securities Trust 2003-4

Publicly Offered Notes
Adjustable Rate Residential Mortgage Loans

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication which supersede these Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

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Available Funds Cap

Period	30/ 360 Available Funds Cap Schedule (1)(2)	Period	30/ 360 Available Funds Cap Schedule (1)(2)
1	4.04%	31	11.42%
2	10.23%	32	11.50%
3	10.46%	33	11.50%
4	10.30%	34	11.50%
5	10.53%	35	11.50%
6	10.67%	36	11.50%
7	10.31%	37	11.50%
8	10.74%	38	11.50%
9	10.57%	39	11.50%
10	10.81%	40	11.50%
11	10.64%	41	11.50%
12	10.99%	42	11.50%
13	11.04%	43	11.50%
14	10.87%	44	11.50%
15	11.11%	45	11.50%
16	10.94%	46	11.50%
17	11.18%	47	11.50%
18	11.33%	48	11.50%
19	10.73%	49	11.50%
20	11.40%	50	11.50%
21	11.22%	51	11.50%
22	11.47%	52	11.50%
23	11.30%	53	11.50%
24	11.50%	54	11.50%
25	11.50%	55	11.50%
26	11.50%	56	11.50%
27	11.50%	57	11.50%
28	11.50%	58	11.50%
29	11.50%	59	11.50%
30	11.50%	60	11.50%

(Continued on next page)

(1) The Available Funds Cap is calculated assuming current rate for all indices is 20.00% and is run at the pricing speed of 25% CPR to the Optional Call Date. Includes proceeds from the Yield Maintenance Agreement.

(2) The Available Funds Cap = ((the aggregate of, for each cap contract, the respective periodic notional balance * [lesser of (i) one month LIBOR less the cap strike price and (ii) 12.00% cap ceiling rate less the cap strike price] + net interest collections) / the collateral balance at the beginning of the related collection period)*12

Available Funds Cap

Period	30/ 360 Available Funds Cap Schedule (1)(2)
(Continued)	
61	11.50%
62	11.50%
63	11.50%
64	11.50%
65	11.50%
66	11.50%
67	11.50%

(1) The Available Funds Cap is calculated assuming current rate for all indices is 20.00% and is run at the pricing speed of 25% CPR to the Optional Call Date. Includes proceeds from the Yield Maintenance Agreement.

(2) The Available Funds Cap = ((the aggregate of, for each cap contract, the respective periodic notional balance * [lesser of (i) one month LIBOR less the cap strike price and (ii) 12.00% cap ceiling rate less the cap strike price] + net interest collections) / the collateral balance at the beginning of the related collection period)*12